14040108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC 405

SEC FILE NUMBER
8-65239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantlab Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Montrose Boulevard, Suite 200
(No. and Street)

Houston	Texas	77006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark F. Hansen (713) 333-5445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conklin Hruzek & Co., P. C.
(Name – *if individual, state last, first, middle name*)

801 Travis, Suite 2050	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark F. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantlab Securities, LP, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLOTTE E. DAWSON
MY COMMISSION EXPIRES
June 22, 2017

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTLAB SECURITIES, LP
(SEC Identification No. 8-65239)

Statement of Financial Condition
with Independent Auditors' Report Thereon,
Independent Auditors' Report on Internal Control

December 31, 2013

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Quantlab Securities, LP:

We have audited the accompanying statement of financial condition of Quantlab Securities, LP (the Partnership), a Delaware limited partnership, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Quantlab Securities, LP as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Conklin Hruzek + Co., P.C.

Houston, Texas
February 25, 2014

QUANTLAB SECURITIES, LP

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	22,372,803
Other receivables		15,485
Prepaid expenses		51,392
Other assets		4,000
Total assets	$	22,443,680

Liabilities and Partners' Capital

Payable to broker-dealers and clearing organizations	$	18,569,897
Accounts payable and accrued expenses		60,661
Payable to affiliates and associated partnerships		560,638
Total liabilities		19,191,196
Partners' capital:		
General partner		39,164
Limited partners:		
Limited partnership interest		3,117,287
Class B limited partner		96,033
Total limited partners		3,213,320
Total partners' capital		3,252,484
	$	22,443,680

The accompanying notes are an integral part of the statement of financial condition.

(1) Organization, Nature of Business and Summary of Significant Accounting Policies

The organization, nature of business and a summary of the significant accounting policies of Quantlab Securities, LP is set forth below:

(a) Quantlab Securities, LP ("The Partnership") was organized as a Delaware limited partnership pursuant to an agreement of limited partnership dated as of December 7, 2001. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Partnership's office is located in Houston, Texas.

The term of the Partnership is through December 31, 2051. The Partnership may continue, by unanimous consent, from calendar year to calendar year until terminated as provided in the partnership agreement. However, the term of the agreement shall not be extended beyond December 31, 2065.

(b) The Partnership receives brokerage commissions and other fees from transactions in certain investment accounts maintained by other clients of QCM Cayman, Ltd. ("QCMC") and Quantlab Capital Management, LLC ("QCML"), hereafter collectively known as the "Advisers", on a fully disclosed basis. QCMC, a Cayman Islands exempted company and QCML, a Delaware limited liability company, are registered investment advisers under the Investment Advisers Act of 1940. The limited partner of the Partnership also has a beneficial interest in the Advisers. Effective March, 2013, the Partnership no longer provided services to any clients of QCML.

(c) The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(d) Securities transactions and all related receivables and payables are recorded in the accounts on a trade date basis.

(e) The Partnership is not a taxpaying entity for Federal income tax purposes. The income or loss of the Partnership is included in the separate income tax returns of the partners. Accordingly, no provision is made for Federal income taxes payable or receivable in the Partnership's financial statements. At December 31, 2013, there were no material differences between the tax basis and reported amounts of the Partnership's assets.

(f) Cash includes cash on hand, bank checking and money market accounts.

(2) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the partnership has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

- Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

- Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect managements' own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of December 31, 2013 the Partnership held no assets and liabilities to be measured at fair value.

(3) Cash

The Partnership maintains its cash in bank deposit accounts which at times may exceed Federal insured limits. The Partnership has not experienced any losses in such accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

(4) Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Partnership has agreements with two clearing organizations whereby the organizations perform clearing functions for all security transactions with customers and broker-dealers.

(5) Related Party Transactions

Quantlab Financial, LLC ("QLF"), a Delaware limited liability company and sole parent of the Advisers, provides the Partnership with management services, office facilities and pays various overhead expenses on behalf of the Partnership. The monthly fees for management services are adjustable every six months. The management services fee is required to be waived by QLF to the extent it would cause the Partnership's net capital to fall below $30,000.

The Partnership has entered into license agreements with Resonant Partners, LP ("Resonant"). The limited partner of the Partnership also has a beneficial interest in Resonant. The agreements are for certain proprietary software technology for which the Partnership pays a monthly software royalty. The royalties are adjustable upon agreement of the Partnership and Resonant.

The Partnership has a payable to an investment fund or its wholly owned subsidiary, under an agreement with their registered investment adviser, QCMC of $560,638 at December 31, 2013. The Partnership's limited partner is also a limited partner of the investment funds.

The ultimate parent of QLF has a beneficial interest in one of the Partnership's clearing brokers. Payable to broker-dealer and clearing organizations included $ 208,494 owed to this clearing broker at December 31, 2013.

(6) Concentrations of Credit Risk

The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

(7) Contingencies

In the normal course of business, the Partnership is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Partnership is unable to predict the outcome of these matters. However, the Partnership believes the outcome of any resulting actions will not be material to its Statement of Financial Condition.

(8) Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2013, the Partnership had net capital of $3,197,092 which exceeded its required net capital of $1,279,413 by $1,917,679. The Partnership's agreement with its clearing broker requires net capital of not less than $1,000,000. The Partnership's ratio of aggregate indebtedness to net capital was 6 to 1. There were no liabilities subordinated to the claims of general creditors during 2013.

(9) Income Taxes

The Partnership is subject to a Texas gross margin tax as a limited liability entity under state law. The tax is 1% of gross revenue, less the larger of cost of sales, employee compensation or a statutory exclusion of 30%. The tax is accounted for as an income tax under generally accepted accounting principles.

(10) Partners' Capital

Partners' capital consists of the general partnership interest and limited partnership interests (including Class B). Income or losses of the Partnership are allocated to the partners, other than Class B limited partners, in proportion to their respective percentage interests (as such term is defined in the limited partnership agreement) in the Partnership. Profits, after taking into account the special allocation of profits to the Class B limited partners, are allocated to the partners (other than the Class B limited partners) in accordance with each partner's percentage interest, provided that profits from capital events (as such term is defined in the limited partnership agreement) have a special allocation hierarchy to account for certain equity thresholds. The Class B limited partners receive a special allocation of the annual profits of the Partnership as determined by a vote of the partners (other than the Class B limited partners).

(11) Subsequent Events

Management has evaluated whether subsequent events for transactions which have occurred after December 31, 2013 require recognition or disclosure in the financial statements through February 25, 2014, which is the date the financial statements were available to be issued. No events require disclosure.

CONKLIN HRUZEK & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS

801 Travis, Suite 2050
Houston, Texas 77002-5730
(713) 224-2300
Fax (713) 225-3718

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Partners
Quantlab Securities, LP:

In planning and performing our audit of the financial statements of Quantlab Securities, LP (the Partnership), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. The condition was considered in determining the nature, timing and extent of procedures to be performed in our audit of the financial statements of Quantlab Securities, LP for the year ended December 31, 2013, and this report does not affect our report thereon dated February 25, 2014.

The Partnership has limited segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Partnership and its customers.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conklin Hruzek & Co., P.C.

Houston, Texas
February 25, 2014